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                                    FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [x]  Merger

     [ ]  Liquidation

     [ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: AIM Combination Stock & Bond Funds

3.   Securities and Exchange Commission File No.: 811-08066

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [x]  Initial Application   [ ] Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

     11 Greenway Plaza, Suite 100
     Houston, Texas 77046-1173

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Stephen Rimes, Esq.
     A I M Advisors, Inc.
     11 Greenway Plaza, Suite 100
     Houston, Texas 77046-1173
     (713) 214-1968

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7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     A I M Advisors, Inc.
     11 Greenway Plaza, Suite 100
     Houston, Texas 77046-1173
     (713) 626-1919

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

          [x]  Management company;

          [ ]  Unit investment trust; or

          [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

          [x]  Open-end   [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

     The fund is organized as a Delaware statutory trust.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     A I M Advisors, Inc., the fund's investment adviser, since November 25, 2003, is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173. INVESCO Funds Group, Inc., the fund's investment adviser, prior to November 25, 2003, located at 4350 South Monaco Street, Denver, Colorado, 80237.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

     A I M Distributors, Inc., the fund's principal underwriter since July 1, 2003, is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173. INVESCO Distributors, Inc., the fund's principal distributor, prior to July 1, 2003, located at 4350 South Monaco Street, Denver, Colorado, 80237.


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13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es): __________________________

     (b)  Trustee's name(s) and address(es): __________________________

     The fund is not a UIT.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [ ] Yes   [x] No

          If Yes, for each UIT state: ________________________

               Name(s): __________________________

               File No.: 811-____

               Business Address: __________________________

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [x] Yes   [ ] No

          If Yes, state the date on which the board vote took place: March 22, 2005

          If No, explain: __________________________

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [x] Yes   [ ] No

          If Yes, state the date on which the shareholder vote took place: June 28, 2005

          If No, explain: __________________________

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [x] Yes   [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:
          July 18, 2005

     (b)  Were the distributions made on the basis of net assets?

          [x] Yes   [ ] No

     (c)  Were the distributions made pro rata based on share ownership?


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          [x] Yes   [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [ ] Yes   [ ] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

          Not applicable.

17.  Closed-end funds only:

     Has the fund issued senior securities?

     [ ] Yes   [ ] No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

     Not Applicable.

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

          [x] Yes   [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ] Yes   [x] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: __________________________


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III. ASSETS AND LIABILITIES

20.  Does the fund have any assets as of the date this form is filed?

          (See question 18 above)

          [ ] Yes   [x] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes   [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ] Yes   [x] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

                                                Paid by   Paid by   Total per
                                                  Fund    Advisor    Category
                                                -------   -------   ---------
(i)   Legal expenses:                               0      36,600     36,600
(ii)  Accounting expenses:                          0      32,600     32,600
(iii) Other expenses (filing fees and related
      expenses):                                    0     466,500    466,500
                                                  ---     -------    -------
(iv)  Total expenses (sum of lines (i)-(iii)
      above):                                       0     535,700    535,700
                                                  ===     =======    =======

     (b)  How were those expenses allocated?

          Expenses associated with the merger transactions were allocated between the fund and the Advisor based upon a division of merger expenses (by percentage) that was approved by the fund's Board of Trustees (the "Board"). This division was also set forth in the respective Agreements and Plans of Reorganization, which were approved by the funds' shareholders.

          At an initial meeting, the Advisor proposed the merger transactions to the Board. Preliminary discussions of the merger transactions took place at the initial


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          meeting as well as a second Board meeting. At the second meeting, the
          Advisor refined its proposal regarding the merger transactions and such merger transactions were approved by the Board.

          Over the course of the Board meetings, the Board received information concerning the merger transactions including the structure of the merger transactions. The Board reviewed factors supporting the division of merger expenses including: (i) payback to shareholders via reduced fund expenses; (ii) net asset value impact per share of the merger costs; (iii) profit and loss impact of the merger to the Advisor; and (iv) relative performance of the merged funds.

     (c)  Who paid those expenses?

          See Item 22(a) above.

     (d)  How did the fund pay for unamortized expenses (if any)?

          AIM Core Stock Fund and AIM Total Return Fund amortized expenses through the closing date of the reorganizations.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [ ] Yes   [x] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

          [x] Yes   [ ] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     AIM Combination Stock & Bond Funds has been named as a nominal defendant in the following action based on allegations of improper market timing and related activity in the AIM funds:

     IN RE MUTUAL FUNDS INVESTMENT LITIGATION, MDL 1586, IN RE AIM, ARTISAN, INVESCO, STRONG AND T. ROWE PRICE; INVESCO FUNDS SUB-TRACK, KARLIN v. AMVESCAP PLC, ET AL., which has been filed in the United States District Court for the District of Maryland, Case No. 04-MD-15864-FPS; No. 04-819. This action is a consolidated amended fund derivative action, which amended and consolidated, pursuant to court order, separate derivative actions. AIM Combination Stock & Bond Funds has been named as a nominal defendant in this action. On March 1, 2006, the Court entered an Order on Defendants' Motions to Dismiss in this lawsuit. The Court dismissed all derivative causes of action in this lawsuit but two: (i) the excessive


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     fee claim under Section 36(b) of the Investment Company Act of 1940 (the
     "1940 Act"); and (ii) the "control person liability" claim under Section 48 of the 1940 Act. On June 14, 2006, the Court entered an Order dismissing the Section 48 claim. Based on the Court's March 1, 2006 and June 14, 2006 Orders, all claims asserted against AIM Combination Stock & Bond Funds in this lawsuit have been dismissed, although AIM Combination Stock & Bond Funds remains a nominal defendant in this lawsuit.

     AIM Combination Stock & Bond Funds' former series portfolio, INVESCO Total Return Fund, now known as AIM Total Return Fund, has been named as a nominal defendant in the following action based on allegations that the defendants improperly used the assets of the AIM funds to pay brokers to aggressively promote the sale of the AIM funds over other mutual funds and that the defendants concealed such payments from investors by disguising them as brokerage commissions:

     RICHARD TIM BOYCE v. AIM MANAGEMENT GROUP INC. ET AL., AND INVESCO TOTAL RETURN FUND, ET AL. NOMINAL DEFENDANTS., in the United States District Court for the Southern District of Texas, Houston Division (Civil Action H-04-2587). This action is a consolidated amended fund derivative action, which amended and consolidated, pursuant to court order, separate derivative actions. This claim alleges violations of Sections 34(b), 36(b) and 48(a) of the Investment Company Act of 1940, as amended, and violations of Sections 206 and 215 of the Investment Advisers Act of 1940, as amended. The claim also alleges common law breach of fiduciary duty. On September 29, 2006, the Court dismissed with prejudice all claims in the Boyce lawsuit except for the Section 36(b) claim, which Section 36(b) claim was dismissed with leave to amend to plead it properly as a derivative claim. On December 7, 2006, the plaintiffs in the Boyce lawsuit filed an amended complaint. The amended complaint, which was pleaded as a Section 36(b) derivative claim, included new allegations that the defendants charged excessive fees.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ] Yes   [x] No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26. (a) State the name of the fund surviving the Merger: (i) AIM Equity Funds (AIM Core Stock Fund was reorganized into AIM Diversified Dividend Fund, a series portfolio of AIM Equity Funds); and (ii) AIM Funds Group (AIM Total Return Fund was reorganized into AIM Basic Balanced Fund, a series portfolio of AIM Funds Group).

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: (i) 811-01424 - AIM Equity Funds; and (ii) 811-01540 - AIM Funds Group.


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     (c)  If the merger or reorganization agreement has been filed with the
          Commission, state the file number(s), form type used and date the agreement was filed:

          The Agreement and Plan of Reorganization dated March 22, 2005, between AIM Combination Stock & Bond Funds on behalf of AIM Core Stock Fund and AIM Equity Funds on behalf of AIM Diversified Dividend Fund, and A I M Advisors, Inc. was previously filed with the Commission as part of AIM Equity Funds' combined Proxy Statement/Prospectus filed on form type N-14 on April 1, 2005 file number 333-123734).

          The Agreement and Plan of Reorganization, dated March 22, 2005, between AIM Combination Stock & Bond Funds on behalf of AIM Total Return Fund and AIM Funds Group on behalf of AIM Basic Balanced Fund was previously filed with the Commission as part of AIM Funds Group combined Proxy Statement/Prospectus filed on form type N-14 on April 1, 2005 (file number 333-123732).

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

          The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of AIM Combination Stock & Bond Funds (ii) he is the Vice President of AIM Combination Stock & Bond Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                        /s/ J. Philip Ferguson
                                        ----------------------------------------
                                        J. Philip Ferguson,
                                        Vice President
                                        AIM Combination Stock & Bond Funds


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